June 9, 2015

VIA EDGAR

Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeaSpine Holdings Corporation

Registration Statement on Form 10

File No. 001-36905

Dear Ms. Ravitz:

We hereby request acceleration of the effective date of the above-referenced Registration Statement on Form 10 of SeaSpine Holdings Corporation (the “Company”) so that it may become effective at 4:00 p.m., Eastern Time, on June 9, 2015, or as soon as possible thereafter.

In connection with this request, we acknowledge the following:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature appears on next page]

June 9, 2015

Very truly yours

/s/ John J. Bostjancic
John J. Bostjancic
Chief Financial Officer
SeaSpine Holdings Corporation

cc:	Via Email

Glenn G. Coleman, Integra LifeSciences Holdings Corporation

Richard D. Gorelick, Integra LifeSciences Holdings Corporation

Edward Sonnenschein, LATHAM & WATKINS LLP